UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-1F/A
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
CORRIENTE RESOURCES INC.
(Name of Subject Company)
British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD.
a wholly-owned direct subsidiary of
CRCC-TONGGUAN INVESTMENT CO., LTD.
a jointly owned direct subsidiary of
TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.
and
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED
(Bidder)
Common Shares
(Title of Class of Securities)
22027E409
(CUSIP Number of Class of Securities (if applicable))

Guobin HU
CRCC-Tongguan Investment (Canada) Co., Ltd.
700 West Georgia Street, 25th Floor
Vancouver, BC Canada
V7Y 1B3
Telephone: +1-604-684-9151
and
Guobin HU
CRCC-Tongguan Investment Co., Ltd.
c/o Tongling Nonferrous Metals Group Holdings Co., Ltd.
Changjiang West Road
Tongling 244001, Anhui Province
People’s Republic of China
Telephone: +86 562 5860046
and
Guobin HU
Tongling Nonferrous Metals Group Holdings Co., Ltd.
Changjiang West Road
Tongling 244001, Anhui Province
People’s Republic of China
Telephone: +86 562 5860046
and
Dongna HE
China Railway Construction Corporation Limited
No. 40, Fuxing Road
Beijing 100855
People’s Republic of China
Telephone: +86 105 2688103
(Name, address (Including ZIP code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)
Copies to:
Scott M. Tayne, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
Phone: (212) 588-5500
Fax: (212) 308-0132
February 1, 2010
(Date tender offer first published, sent or given to securityholders)
Calculation of Filing Fee*

Transaction Valuation	Amount of Filing Fee
$197,944,302	$14,114

*	For purposes of determining the filing fee pursuant to General Instruction II.C to Schedule 14D-1F, the transaction value of the subject company’s common shares held in the United States, assuming acceptance of the Offer by all holders of the subject company’s shares in the United States, is calculated as follows: the product of (x) 24,519,846, the number of subject company common shares estimated to be held by shareholders in the United States as of February 2, 2010, (y) CAD$8.60, the price to be paid per common share of the subject company pursuant to the Offer, and (z) 0.9387, the inverse of the Bank of Canada’s noon buying rate for Canadian dollars on February 1, 2010.
☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the Date of its filing.

Amount Previously Paid: $14,114	Registration No.: 005-82963

Filing Party: CRCC-Tongguan Investment (Canada) Co., Ltd.

Form: SC14D-1F	Dated Filed: February 2, 2010

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
1.     Offer to Purchase and Offer Circular, dated February 1, 2010, including Letter of Transmittal and Notice of Guaranteed Delivery. 1
2.     Notice of Extension, dated March 25, 2010.
Item 2. Informational Legends
     See “Notice to Shareholders in the United States” on the inside front cover page of each of the Offer to Purchase and Offer Circular, dated February 1, 2010, and the Notice of Extension, dated March 25, 2010.

[1]	Previously filed with the filing persons’ Schedule 14D-1F filed with the U.S. Securities and Exchange Commission (the “SEC’’) on February 2, 2010.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

This Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

March 25, 2010

NOTICE OF EXTENSION

by

CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD.,

a wholly-owned direct subsidiary of

CRCC-TONGGUAN INVESTMENT CO., LTD.,

a jointly-owned direct subsidiary of

TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.,

AND

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

of its

OFFER TO PURCHASE

all of the outstanding common shares

of

CORRIENTE RESOURCES INC.

for

Cdn.$8.60 IN CASH FOR EACH COMMON SHARE

CRCC-Tongguan Investment (Canada) Co., Ltd. (the “Offeror”) hereby gives notice that it is extending the period for acceptance of its offer to purchase, dated February 1, 2010 (the “Original Offer”), on the terms and subject to the conditions of the Offer (as defined below), all of the issued and outstanding common shares (the “Common Shares”) of Corriente Resources Inc. (the “Company”), including all Common Shares of the Company that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of options issued under the Company’s stock option plan (the “Options”), at a price of Cdn.$8.60 in cash per Common Share, from 5:00 p.m. (Vancouver time) on March 25, 2010 to 5:00 p.m. (Vancouver time) on April 28, 2010.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (VANCOUVER TIME) ON APRIL 28, 2010 (THE “EXPIRY TIME”), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This notice of extension (the “Notice of Extension”) should be read in conjunction with the Original Offer and the accompanying circular dated February 1, 2010 (the “Circular”, and, together with the Original Offer, the “Original Offer and Circular”) and the Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Original Offer and Circular. Unless the context requires otherwise or unless otherwise defined herein or amended hereby, defined terms used in this Notice of Extension have the same meaning as in the Original Offer and Circular. The term “Offer” means the Original Offer, as expressly amended and supplemented by this Notice of Extension. Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer.

Shareholders who have not deposited their Common Shares and who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on YELLOW paper) that accompanied the Original Offer and Circular or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with Computershare Investor Services Inc. (the “Depositary”) at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, a Shareholder may (a) accept the Offer by following the procedures for book-entry transfer of Common Shares set out in Section 3 of the Original Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer” or (b) follow the procedure for guaranteed delivery set out in Section 3 of the Original Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on PINK paper) that accompanied the Original Offer and Circular, or a manually executed facsimile thereof. The Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular are deemed to be amended to reflect the terms and conditions of this Notice of Extension.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

All payments under the Offer will be made in Canadian dollars. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer.

Questions and requests for assistance may be directed to the Depositary or the information agent for the Offer, Georgeson Shareholder Communications Canada, Inc. (the “Information Agent”), whose contact details are provided on the back cover of this document. Additional copies of this Notice of Extension, the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or Information Agent and are accessible on SEDAR at www.sedar.com and EDGAR at www.sec.gov. These website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites is incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Notice of Extension or in the Original Offer and Circular, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, CT Holdco, Tongling, CRCC, the Company, the Information Agent or the Depositary.

This Notice of Extension does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian issuer, and while this Notice of Extension and the Offer are subject to applicable disclosure requirements in Canada, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein or in the Original Offer and Circular and such holders are urged to consult their tax advisors. See Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 18 of the Circular, “Certain United States Federal Income Tax Considerations”.

Shareholders in the United States should be aware that the Offeror, CT Holdco, Tongling, CRCC or their respective affiliates, directly or indirectly, may bid for or make purchases of Common Shares during the period of the Offer, as permitted by Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504 and any other applicable Laws in Canada. See Section 12 of the Original Offer, “Market Purchases and Sales of Common Shares”.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror and the Company are incorporated under the laws of British Columbia, that CT Holdco, Tongling and CRCC are incorporated under the laws of the People’s Republic of China, that all or the majority of the officers and directors of each of the Offeror, CT Holdco, Tongling, CRCC and the Company reside outside the United States, that some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of the Offeror, CT Holdco, Tongling, CRCC, the Company and the other above-mentioned persons are located outside the United States.

NOTICE TO HOLDERS OF OPTIONS

The Offer is being made only for Common Shares and is not made for any Options. Any holder of Options who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws exercise such Options in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options will have certificates representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer, or otherwise comply with the procedures established by the Company and the Offeror.

It is a condition of the Offer that at or prior to the Expiry Time all outstanding Options shall have been exercised in full, cancelled or irrevocably released, surrendered or waived or otherwise dealt with on terms satisfactory to the Offeror. The Company has agreed in the Support Agreement to use commercially reasonable efforts to facilitate and encourage the exercise of all outstanding Options prior to the first scheduled Expiry Time of the Offer and to arrange that any Options not so exercised will terminate and cease to have any further force or effect. Pursuant to the Support Agreement, the Company Board will also resolve to permit all persons holding Options, which by their terms are otherwise currently exercisable or not, to exercise such Options concurrent with the first scheduled Expiry Time of the Offer, including by causing the vesting thereof to be accelerated.

The tax consequences to holders of Options of exercising their Options are not described in either Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations”, or in Section 18 of the Circular, “Certain United States Federal Income Tax Considerations”. Holders of Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision whether to exercise their Options.

CURRENCY

All dollar references in this Notice of Extension and in the Original Offer and Circular are in Canadian dollars, except where otherwise indicated. On March 24, 2010, the Bank of Canada noon rate of exchange for U.S. dollars was Cdn.$1.00 = US$0.974.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein and in the Circular under Section 7, “Purpose of the Offer and Plans for the Company”, Section 8, “Source of Funds”, and Section 12, “Acquisition of Common Shares Not Deposited” and Section 15, “Regulatory Matters”, in addition to certain statements contained elsewhere in this document, are “forward-looking statements” and are prospective in nature. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Offeror, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Shareholders are cautioned not to place undue reliance on forward-looking statements because a number of risks, uncertainties and other factors could cause actual future results, conditions, actions or events to differ materially from financial and operating targets, expectations, estimates or intentions expressed in the forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to:

•	political instability in the countries in which the Company, the Offeror, CT Holdco, Tongling or CRCC operate;

•	changes in applicable Laws, including, without limitation, applicable Laws of Ecuador, Laws related to foreign investment, environmental protection, labour and employment and the protection of the health and safety of workers and Laws having a confiscatory or expropriatory effect;

•	general business and economic conditions globally;

•	trends in the global mining industry;

•	the failure to meet certain conditions of the Offer and/or the failure to obtain the required approvals or clearances from government authorities on a timely basis or at all, including, without limitation, the PRC Approvals;

•	the inability to successfully integrate the Company’s operations and programs with those of CT Holdco, Tongling or CRCC, including, without limitation, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the integration of the Company;

•	the inability to attract and retain the Company’s key employees following the acquisition;

•	the inability to carry out the Offeror’s plans for the Company;

•	certain representations made by the Company continuing to be true;

•	disruptions in business operations due to reorganization activities;

•	litigation and legal matters;

•	other risk factors discussed in the Company’s most recent annual information form filed with the Canadian provincial securities regulatory authorities and available on SEDAR and EDGAR; and

•	other risk factors relating to the Offeror, CT Holdco, Tongling and CRCC.

Forward-looking statements contained in this Notice of Extension and in the Original Offer and Circular are based on the beliefs and opinions of the Offeror, CT Holdco, Tongling and CRCC. The Offeror disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable Laws (including U.S. federal securities laws).

NOTICE OF EXTENSION

March 25, 2010

TO:	THE HOLDERS OF COMMON SHARES OF CORRIENTE RESOURCES INC.

By written notice to the Depositary given on March 24, 2010 and as set forth in this Notice of Extension, the Offeror has extended the Original Offer to purchase all of the issued and outstanding Common Shares of the Company, including all Common Shares of the Company that may become issued and outstanding upon the exercise of Options, at a price of Cdn.$8.60 in cash per Common Share.

Except as otherwise set forth in this Notice of Extension, the terms and conditions set forth in the Original Offer and Circular and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular continue to be applicable in all respects. This Notice of Extension should be read in conjunction with the Original Offer and Circular and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular.

Unless otherwise defined herein or amended hereby, defined terms used in this Notice of Extension have the same meaning as in the Original Offer and Circular. The term “Offer” means the Original Offer dated February 1, 2010, as amended and supplemented by this Notice of Extension.

1.	Extension of the Offer

The Offeror has extended the expiry time of the Original Offer from 5:00 p.m. (Vancouver time) on March 25, 2010 to 5:00 p.m. (Vancouver time) on April 28, 2010. Accordingly, the definition of “Expiry Time” in the Original Offer and Circular, has been amended to mean 5:00 p.m. (Vancouver time) on April 28, 2010, or such later time or times and date or dates as may be fixed by the Offeror from time to time.

In addition, all references to “5:00 p.m. (Vancouver time) on March 25, 2010” in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, as amended and supplemented by this Notice of Extension, have been amended to reference “5:00 p.m. (Vancouver time) on April 28, 2010”.

2.	Required Regulatory Approvals

The Offer is conditional upon, among other things, all Regulatory Approvals having been obtained. The Offeror believes that all Regulatory Approvals necessary to complete the Offer will be obtained prior to the Expiry Time, as such term has been amended by this Notice of Extension.

3.	Recent Developments

On February 9, 2010, the Commissioner issued an advance ruling certificate in respect of the proposed acquisition by the Offeror of the Common Shares of the Company (the “Proposed Transaction”) stating that the Commissioner is satisfied that she does not have sufficient grounds on which to apply to the Competition Tribunal under section 92 of the Competition Act in respect of the Proposed Transaction.

On February 2, 2010, CT Holdco received a receipt from the Director of Investments of the Investment Review Division of Industry Canada advising that the Proposed Transaction is not reviewable under Part IV of the Investment Canada Act.

On March 4, 2010, the 45-day period following the certified date for notification of the Proposed Transaction referred to in subsection 13(1) of the Investment Canada Act within which: (a) the Minister of Industry could send to CT Holdco a notice that an order for the review of the Proposed Transaction under the national security review provisions (Part IV.1) of the Investment Canada Act may be made; or (b) the Governor in Council could make an order for the review of the Proposed Transaction under the national security review provisions (Part IV.1) of the Investment Canada Act, expired. As of the date hereof, neither CT Holdco nor the Company has received notice from the Minister of Industry that the Proposed Transaction is or may be subject to a national security review under Part IV.1 of the Investment Canada Act and, to the information, knowledge and belief of CT Holdco and the Company, no order has been issued that such a review take place.

On March 18, 2010, a Replacement Title was issued under the New Mining Law for each of the Company’s Concessions in Ecuador.

4.	Date up to which Common Shares may be Deposited

Common Shares which have not already been deposited pursuant to the Offer may be deposited at the office of the Depositary shown in the Letter of Transmittal and on the last page of this Notice of Extension at or prior to 5:00 p.m. (Vancouver time) on April 28, 2010.

5.	Manner of Acceptance

The Offer may be accepted in accordance with the provisions of Section 3 of the Original Offer, “Manner of Acceptance”.

6.	Take-Up of and Payment for Deposited Common Shares

If all of the conditions described in Section 4 of the Original Offer, “Conditions of the Offer”, have been satisfied or waived by the Offeror at or prior to the Expiry Time, as such term has been amended by this Notice of Extension, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn as soon as practicable but not later than ten days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than the earlier of (i) three business days after they are taken up and (ii) ten days after the Expiry Time. Any Common Shares deposited under the Offer after the date on which Common Shares are first taken up by the Offeror under the Offer but prior to the Expiry Time will be taken up and paid for not later than ten days after such deposit. Shareholders should refer to Section 6 of the Original Offer, “Take Up of and Payment for Deposited Common Shares” for details as to the take up of and payment for Common Shares deposited under the Offer.

7.	Withdrawal of Deposited Common Shares

Except as otherwise stated in Section 7 of the Original Offer, “Withdrawal of Deposited Common Shares” or as otherwise required by applicable Laws, all deposits of Common Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Common Shares have been taken up by the Offeror under the Offer;

(b)	if the Common Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c)	at any time before the expiration of ten days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, a notice of change or a notice of variation, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an Offeror Affiliate), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than ten days or a variation consisting solely of a waiver of a condition of the Offer and any extension of the bid resulting from the waiver, or both), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Governmental Entities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

Withdrawals cannot be rescinded, and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Original Offer, “Manner of Acceptance”. Shareholders should refer to Section 7 of the Original Offer, “Withdrawal of Deposited Common Shares” for a description of the procedures for exercising the right to withdraw Common Shares deposited under the Offer.

8.	Statutory Rights

Securities legislation of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

CERTIFICATE OF THE OFFEROR

The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: March 25, 2010

by	(Signed) Dongqing Li	by	(Signed) Zhaoqi Wang

	Dongqing Li		Zhaoqi Wang
	Chief Executive Officer		Chief Financial Officer

On behalf of the board of directors

	(Signed) Shouhua Jin		(Signed) Guobin Hu

	Shouhua Jin		Guobin Hu
	Director		Director

CERTIFICATE OF CT HOLDCO

The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: March 25, 2010

by	(Signed) Dongqing Li	by	(Signed) Zhaoqi Wang

	Dongqing Li		Zhaoqi Wang
	Chief Executive Officer		Chief Financial Officer

On behalf of the board of directors

	(Signed) Shouhua Jin		(Signed) Guobin Hu

	Shouhua Jin		Guobin Hu
	Director		Director

CERTIFICATE OF TONGLING

The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: March 25, 2010

by	(Signed) Jianghong Wei	by	(Signed) Libao Wang

	Jianghong Wei		Libao Wang
	Chief Executive Officer		Chief Financial Officer

On behalf of the board of directors

	(Signed) Guotai Fang		(Signed) Xiaowei Wu

	Guotai Fang		Xiaowei Wu
	Director		Director

CERTIFICATE OF CRCC

The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: March 25, 2010

by	(Signed) Guangfa Zhao	by	(Signed) Shangbiao Zhuang

	Guangfa Zhao		Shangbiao Zhuang
	Chief Executive Officer		Chief Financial Officer

On behalf of the board of directors

	(Signed) Yuanchen Ding		(Signed) Jingui Huo

	Yuanchen Ding		Jingui Huo
	Director		Director

The Depositary for the Offer is:

DEPOSITARY

By Mail	By Registered Mail, by Hand or by Courier
P.O. BOX 7021	100 UNIVERSITY AVENUE
31 ADELAIDE ST E	9TH FLOOR
Toronto, ON	Toronto, ON
M5C 3H2	M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555

E-mail: corporateactions@computershare.com
Facsimile: 1-905-771-4082

The Information Agent for the Offer is:

INFORMATION AGENT

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-374-0472
Banks and Brokers Collect Number: 1-212-806-6859
E-mail: gsproxygroup@gscorp.com

Any questions or requests for assistance or additional copies of this Notice of Extension, the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
     The following exhibits have been filed as part of this Schedule.

EXHIBIT
NUMBER	DESCRIPTION

1.1	Support Agreement, dated December 28, 2009, by and among Tongling Non-Ferrous Metals Holdings Co., Ltd., China Railway Construction Corporation Limited, CRCC-Tongguan Investment Co., Ltd. and Corriente Resources Inc. [1]

1.2	Form of Lock-Up Agreement. [1]

1.3	Assignment and Assumption Agreement, effective as of January 25, 2010, between CRCC-Tongguan Investment Co., Ltd. and CRCC-Tongguan Investment (Canada) Co., Ltd. [2]

1.4	Notice of CRCC-Tongguan Investment Co., Ltd., dated February 1, 2010. [2]

1.5	Press Release, dated March 24, 2010.

[1]	Incorporated by reference to the Schedule 13D filed by Tongling Nonferrous Metals Group Holdings Co., Ltd, China Railway Construction Corporation Limited and CRCC-Tongguan Investment Co., Ltd. on January 7, 2010.

[2]	Previously filed on the filing persons’ Schedule 14D-1F filed with the SEC on February 2, 2010.

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.	Undertakings

a.	CRCC-Tongguan Investment (Canada) Co., Ltd., CRCC-Tongguan Investment Co., Ltd., Tongling Nonferrous Metals Group Holdings Co., Ltd. and China Railway Construction Corporation Limited undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

b.	CRCC-Tongguan Investment (Canada) Co., Ltd., CRCC-Tongguan Investment Co., Ltd., Tongling Nonferrous Metals Group Holdings Co., Ltd. and China Railway Construction Corporation Limited undertake to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process

a.	A written irrevocable consent and power of attorney on Form F-X was filed by each of CRCC-Tongguan Investment (Canada) Co., Ltd., CRCC-Tongguan Investment Co., Ltd., Tongling Nonferrous Metals Group Holdings Co., Ltd. and China Railway Construction Corporation Limited on February 2, 2010.

b.	Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV
SIGNATURES
     By signing this Schedule, CRCC-Tongguan Investment (Canada) Co., Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 1 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon CRCC-Tongguan Investment (Canada) Co., Ltd.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date: March 25, 2010	CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD.
	By:	/s/ Shouhua JIN
		Name:	Shouhua JIN
		Title:	Authorized Representative

     By signing this Schedule, CRCC-Tongguan Investment Co., Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 1 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon CRCC-Tongguan Investment Co., Ltd.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date: March 25, 2010	CRCC-TONGGUAN INVESTMENT CO., LTD.
	By:	/s/ Shouhua JIN
		Name:	Shouhua JIN
		Title:	Authorized Representative

     By signing this Schedule, China Railway Construction Corporation Limited consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 1 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon China Railway Construction Corporation Limited’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date: March 25, 2010	CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED
	By:	/s/ Zhiliang ZHOU
		Name:	Zhiliang ZHOU
		Title:	Authorized Representative

     By signing this Schedule, Tongling Nonferrous Metals Group Holdings Co., Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 1 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Tongling Nonferrous Metals Group Holdings Co., Ltd.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date: March 25, 2010	TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.
	By:	/s/ Dongqing LI
		Name:	Dongqing LI
		Title:	Authorized Representative